For Immediate Release (AAC03-018)

www.allianceatlantis.com	TSX: AAC.A, AAC.B NASDAQ: AACB

Contact:
W. Judson Martin
Senior Executive Vice President and Chief Financial Officer
Alliance Atlantis Communications
Tel: (416) 934-6932
E-mail: judson.martin@allianceatlantis.com

ALLIANCE ATLANTIS COMMUNICATIONS INC.
FILES NORMAL COURSE ISSUER BID

TORONTO — April 10, 2003 — Alliance Atlantis Communications Inc. announced today that The Toronto Stock Exchange (the "Exchange") has accepted a notice (the "Notice") of its intention to proceed with a normal course issuer bid to allow Alliance Atlantis to buy back a percentage of its shares. Alliance Atlantis believes that, from time to time, the market price of its shares does not fully reflect the value of its business and its future business prospects. As a result, depending on future price movements and other factors, Alliance Atlantis believes that the normal course issuer bid may be an appropriate and desirable use of available funds.

The Notice provides that Alliance Atlantis may purchase, through the facilities of the Exchange, up to a total of 5% of its issued and outstanding Class A Voting Shares ("Voting Shares") and up to a total of 10% of the public float of its Class B Non-Voting Shares ("Non-Voting Shares"), representing 188,787 Voting Shares and 3,885,917 Non-Voting Shares. As of April 2, 2003 there were 3,775,752 Voting Shares and 38,923,288 Non-Voting Shares issued and outstanding and the public float equaled approximately 570,356 Voting Shares and 38,859,175 Non-Voting Shares.

The purchases may commence on April 14, 2003 and will terminate on the earlier of the date on which Alliance Atlantis may complete its purchases pursuant to the Notice, Alliance Atlantis terminates the program, or April 13, 2004. Purchases will be made by Alliance Atlantis in accordance with the rules and policies of the Exchange and the prices that Alliance Atlantis will pay for the shares will be the market price of such shares at the time of acquisition. Any shares so purchased will be cancelled.

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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